UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549



	SCHEDULE 13G



	Under the Securities Exchange Act of 1934

	(Amendment No. INITIAL )*


	CALL-NET ENTERPRISES INC.
	(Name of Issuer)


	CLASS B SHARES
	(Title of Class of Securities)


	130910201
	(CUSIP Number)



Check the following box if a fee is being paid with this statement [  ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to a ll other provisions of the Act (however, see the Notes).

	Page 1 of 4 Pages
CUSIP No. 130910201		Schedule 13G	Page 2 of 4


1.	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Mackenzie Financial Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
										(b) X

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Toronto, Ontario, Canada

	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5.	SOLE VOTING POWER
	1,205,141 Shares

6.	SHARED VOTING POWER
	Nil

7.	SOLE DISPOSITIVE POWER
	1,205,141 Shares

8.	SHARED DISPOSITIVE POWER
	Nil

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,205,141 Shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES.*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	5.6%

12.	TYPE OF REPORTING PERSON *

	IA
	Schedule 13G	Page 3 of 4

Item 1(a)	Name of Issuer
		CALL-NET ENTERPRISES INC.

Item 1(b)	Address of Issuer's Principal Executive Offices
		400-2550 Victoria Park Avenue
		North York, Ontario   M2J 5A9

Item 2(a)	Name of Person Filing
		Mackenzie Financial Corporation

Item 2(b)	Address of Principal Business Office
		150 Bloor Street West, Suite M111
		Toronto, Ontario  M5S 3B5

Item 2(c)	Citizenship
		Organized in Toronto, Ontario, Canada

Item 2(d)	Title of Class of Securities
		Class B Stock

Item 2(e)	CUSIP Number
		130910201

Item 3	If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b), check whether the person filing is a:
			(a)	[    ]	Broker or Dealer
			(b)	[    ]	Bank
			(c)	[    ]	Insurance Company
			(d)	[    ]	Investment Company
			(e)	[  X ]	Investment Adviser
			(f)	[    ]	Employee Benefit Plan, Pension Fund or Endowment Fund
			(g)	[    ]	Parent Holding Company
			(h)	[    ]	Group

Item 4	Ownership

		(a)	Amount Beneficially Owned
			1,205,141 Shares

		(b)	Percent of Class
			5.6%

		(c)	Number of shares as to which such person has:

			(i)	sole power to vote			1,205,141 Shares
			(ii)	shared power to vote			Nil
			(iii)	sole power to dispose			1,205,141 Shares
			(iv)	shared power to dispose			Nil
	Schedule 13G	Page 4 of 4


 Item 5	Ownership of Five Percent or Less of a Class
		If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

		[ X ]	Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person

		Several accounts managed by Mackenzie Financial Corporation have the right to receive dividends and the proceeds from the sale of these securities, none of which own more than 5% of the common stock of Call-Net Enterprises Inc.
  except Universal Canadian Growth Fund Limited, a Canadian Mutual Fund
  Corporation.

Item 7	Identification and Classification of the Subsidiary Which Acquire the
Security Being Reported on By the Parent Holding Company

		N/A

Item 8	Identification and Classification of Members of the Group

		N/A

Item 9	Notice of Dissolution of Group

		N/A

 Item 10	Certification
	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




		Harold P. Hands
		Executive Vice President, Legal	November 22, 1996